50
4/27

04015441

SECURI... ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

4/22

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

SEC FILE NUMBER
8- 50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINION PARTNERS, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Rd., Suite 104
(No. and Street)

Glen Allen, VA 23060
(City) (State) (Zip Code)

PROCESSED
APR 30 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick T. Naschold 804-418-6271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Smith, Cone & Robertello, P.C.
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave., Suite 203, Richmond, VA 23235
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 19 2004 WASH, D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 4/27

OATH OR AFFIRMATION

I, Frederick T. Noscholt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRINCIPAL
Title

State of Virginia
County of Henrico
D. Ramsey
Notary Public

DEBORAH C. RAMSEY
COMMONWEALTH OF VIRGINIA
NOTARY PUBLIC

My Commission expires: 12/31/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2003, and have issued our report thereon dated January 14, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2003, as reported in the 2003 fourth quarter FOCUS Report as amended, and amounts contained in the December 31, 2003 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2003, as reported in the 2003 fourth quarter FOCUS Report as amended and the amounts contained in the December 31, 2003 audited financial statement.

There were no material differences between the amounts specified in the computation of net capital or excess net capital at 1000% under Section 240.15c3-1 at December 31, 2003, as reported in the original 2003 fourth quarter FOCUS report and amounts contained in the December 31, 2003 audited financial statements.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, Dominion Partners, L.C., is not currently required to maintain any amounts in reserve. The Company is exempt under Rule Section 15c3-3(k)(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

January 14, 2004

Hansen, Smith, Cone & Robertello, PC